UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-21403
CUSIP Number: 92906L 50 1

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form 10-D [   ]
Form N-SAR [   ] Form N-CSR
     For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K	[ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: _____________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant    Voxware, Inc.

Former name if applicable

Address of principal executive office (Street and number)

168 Franklin Corner Road

City, state and zip code Lawrenceville, New Jersey 08648

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Voxware, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-QSB for the Quarter Ended December 31, 2007 (the “Form 10-QSB”) without unreasonable effort or expense. The delay resulted from the time necessary to evaluate a technical accounting issue involving the appropriate application of revenue recognition rules to a complex customer transaction which was significant to the quarter. The Form 10-QSB is currently being prepared and will be filed no later than the fifth calendar day following the February 14, 2008 due date of the Form 10-QSB.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Kenneth Riley	(609) 514-4100
(Name)	(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Exhibit A attached hereto and forming a part hereof.

Voxware, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 15, 2008	By:	/s/ Kenneth Riley
Name: Kenneth Riley
Title: Controller and Interim Chief Financial Officer

EXHIBIT A

PART IV
OTHER INFORMATION

(3) For the three months period ended December 31, 2007, the Company expects total revenues of $5,429,000 and a net loss of $7,000. For the six months period ended December 31, 2007, the Company expects total revenues of $10,863,000 and a net profit of $447,000. The delay in the Company’s filing solely resulted from the time necessary to a technical accounting issue involving the appropriate application of revenue recognition rules to a complex customer transaction which was significant to the quarter. Specifically, the Company entered into a transaction with a customer in which certain products and services were delivered by the Company and the related fees were paid by the customer. The delivered products were placed into production upon the conclusion of the implementation. However, the customer retains an option to license additional undeveloped products at a fixed fee through August 16, 2008. As a result, after substantial effort evaluating the appropriate revenue recognition rules applicable to this transaction, the Company determined that it cannot currently recognize any revenue associated with this transaction.